(Front Cover)

(Sepiatone photo of Bar Harbor banking floor, 1929)

Caption:  New Bar Harbor banking floor, 1929

(Inset full-color photo of Bar Harbor banking floor renovation, 1998)

Bar Harbor Bankshares
1998 Annual Report

(LOGO)



Mission Statement

Bar Harbor Banking and Trust Company is an independent, publicly owned, community bank pledged to providing innovative, quality financial services to the people and businesses of eastern Maine.

We take pride in our commitment to deliver our services person-to-person, in a professional and efficient manner while producing the maximum benefit for our customers, employees and shareholders.

We are dedicated to providing a quality environment in which employees are challenged to uphold our pledge to excellence.

We demonstrate our responsibility as a good corporate
citizen through our support of the communities and
people we serve.
_
Table of Contents

Inside front cover       Mission statement
Pages 2, 3               Five year summaries of
financial                performance
Pages 4, 5               1998 year in review
Pages 6 - 9              Milestones -- 1887 to 1998
Pages 10 - 12            Directors, officers, employees
Inside back cover        Shareholder information

Financial Section

Pages 1 - 6         Management's Discussion and
Analysis
Page 7              Independent Auditors' Report
Pages 8 - 11        Consolidated Statements of
Financial Condition
Pages 12 - 22       Notes to Consolidated Statements




Photography:  Ken Woisard, Bar Harbor Banking and Trust
Company Archives,
             Bar Harbor Historical Society

Design & Printing:  Downeast Graphics & Printing, Inc.
_
Summary of Financial Performance

Bar graphs show the following information:

Net loans   (In millions of dollars)

scale 0 to 250
1994 = 182, 1995 = 198, 1996 = 208, 1997 = 212, 1998 =
224


Total deposits  (In millions of dollars)

scale 0 - 270
1994 = 226, 1995 = 251, 1996 = 252, 1997 = 252, 1998 =
266

Average assets  (In millions of dollars)

scale 0- 400
1994 = 281, 1995 = 311, 1996 = 332, 1997 = 345, 1998 =
364

Average equity  (In millions of dollars)

scale 0 - 50
1994 = 27, 1995 = 31, 1996 = 36, 1997 = 39, 1998 = 44

Net interest income (In millions of dollars)

scale 0 - 20
1994 = 14, 1995 = 15.5, 1996 = 16, 1997 = 16.8, 1998 =
17.2

Dividends per share   (In dollars)
scale 0.00 to $.75
1994 = .37, 1995 = .43, 1996 = .59, 1997 = .60, 1998 =
 .67

Dividend payout ratio  (Percent)
scale:  0 to 50%
1994 = 25.75, 1995 = 25.07. 1996 = 30.22, 1997 = 32.15,
1998 = 34.92%

Net income (In thousands of dollars)
scale: 0 to 7,000
1994 = 4,900, 1995 = 5,800, 1996 = 6,700, 1997 = 6,400,
1998 = 6,600

Average equity/average assets   (Percent)
scale: 0 to 15
1994 = 9.75, 1995 = 9.96, 1996 = 10.72, 1997 = 11.46,
1998 = 12.15
_
Five-Year Selected Financial Data
(In thousands, except per share data)

                      1998       1997       1996       1995       1994
Balance sheet totals
Total assets            $392,047   $342,726   $345,143  $326,609    $296,687
Net loans                224,980    212,396    207,667   197,718     182,102
Total deposits           266,448    251,903    251,676   251,471     225,545
Total equity              46,861     42,462     37,887    33,243      28,761
Average assets           363,657    344,554    331,971   311,112     281,169
Average equity            44,172     39,472     35,575    30,986      27,405

Statement of earnings
totals
Interest and dividend
income                   $29,211    $28,518    $27,522   $26,152     $21,795
Interest expense          11,973     11,710     11,281    10,624       7,676
Net interest income       17,238     16,808     16,241    15,528      14,119
Provision for loan           336        620        720       960         960
losses
Net interest income
after provision for       16,902     16,188     15,521    14,568      13,159
loan losses
Non-interest income
(including net
security gains             5,688      5,001      5,000     4,389       4,012
(losses))
Non-interest expense      12,865     11,801     10,913    10,471      10,161
Applicable income          3,118      2,966      2,899     2,616       2,096
taxes
Net earnings               6,607      6,422      6,709     5,879       4,914

Per share data
(restated for two-for-
one stock divided
declared in 1998)
Net earnings               $1.92      $1.87      $1.95     $1.72       $1.44
Dividends                  $0.67      $0.60      $0.59     $0.43       $0.37
Weighted average
number of common       3,443,387  3,440,104  3,436,232 3,426,898   3,419,390
shares outstanding
Dividend payout ratio   34.92%     32.15%     30.22%    25.07%      25.75%
Total return           -11.20%     53.97%     37.02%    72.93%      12.76%
Return on total         1.82%      1.86%      2.02%      1.89%      1.75%
average assets
Return on total         14.96%     16.27%     18.86%    18.97%      17.93%
average equity
Average                12.15%    11.46%     10.72%     9.96%      9.75%
equity/average assets
Efficiency ratio      56.95%     55.69%     53.18%     55.21%     59.18%
 </TABLE.
BAR HARBOR BANKSHARES AND SUBSIDIARY




(Photo of Sheldon F. Goldthwait, Jr.)



Dear Shareholder:

     As we move toward the end of this millennium, it seems appropriate to review some of the milestones we've passed, both personal and institutional, since the Bank's founding in 1887. Perhaps such a review will encourage and inspire us to take on the challenges of the new millennium.

     "Milestones," as a theme for this year's annual report, will mean something different to everyone.
Personally, I have reached the ripe old age of sixty with no serious mishaps along the way, and I feel much younger than some of the people I remember from my past who were certainly well shy of sixty.

     The photograph on the next page brings back many memories even though I was not there when it was taken.
There is no question that the setting is a bank. The construction emphasizes strength, stability and security. The message is "your money is safe," one that is reinforced by the demeanor of the employees.

     I had the good fortune to work with the two women in the photo, and I remember one of the men, G.
Prescott Cleaves, from my childhood. Dora Brewer, in the foreground, taught me to be a teller in the summer of 1960. Louise Leland, in the back, was the "paymaster" when I returned to the Bank in 1971. Both of these women had strong local heritages. Both had devoted their lives to their work, and for many customers personified the Bank.

     With the renovation of our Bar Harbor lobby in 1998, we seem to have come full circle. The finest and most recurring compliment that I hear from customers today is "Now it looks like a bank." A milestone.

     And we are staffed by employees who are no less dedicated than those in the photo. Although it will be difficult to match the number of years of service by Miss Brewer and Miss Leland, we have an impressive record of years of banking service in our branches, our loan officers, Trust Department, and just about everywhere you look. This translates not only to knowledge and service, but to continuity in banking relationships. We are proud of our employees and their devotion to their Bank and its customers.

(Photo of four Bank employees working at the teller station in the Bank's original office building in Bar
Harbor, July, 1910.)

     If you look carefully at the photo, you will find no electrical cords, machines, or anything that required batteries. Everything was manual. All customer accounts were hand-posted to ledger cards. In fact, there was nothing automated on the teller line even in 1960. We had progressed to having some ledger cards posted automatically, but there had really been few technological advances in banking since our founding.

     More recently, technology has advanced at an amazing pace both within and outside the Bank.
Technology is now a vital ingredient to properly serving our customers and completing our daily work.
In 1998, we observed a technological milestone with the introduction of TeleDirect, the automated telephone voice response system that provides confidential twenty-four hour access to customer loan and deposit information.

     Our financial results for 1998, were improved over 1997. Total income on loans and investments reached record levels as did the interest paid on deposits and loans, and we still had a record net interest income.
The assets under management by our Trust Department and the resulting income set new highs. Even though non interest expense also hit a new high, we have operating ratios that are significantly better than the national average for banks our size. We did have several significant non-recurring non interest expense items that are discussed more fully in the Management's
Review and Analysis section, without which our net income achieved a milestone.

     We have concluded yet another challenging year of banking in the nineties and are actively working to do everything humanly possible to prepare for the millennium. This is an expensive and time consuming process, but one that is absolutely necessary to insure the viability of the Bank. We have not encountered any significant or unresolvable situations, and are confident that we will be able to provide our "Beyond
Best" customer service when we open the doors for business in the new century.

Very truly yours,

(signature)

Sheldon F. Goldthwait, Jr.
President and Chief Executive Officer
(Photo of southwest corner of newly renovated exterior of Bar Harbor branch.)

(LOGO)
Bar Harbor Bankshares
1998 Annual Report

FINANCIAL SECTION

(Inside cover page)

TABLE OF CONTENTS

Pages 1 - 6         Management's Discussion and
Analysis
Page 7              Independent Auditors' Report
Pages 8 - 11        Consolidated Financial Statements
Pages 12 - 22       Notes to Consolidated Financial
Statements




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Bar Harbor
Bankshares' financial condition and operations should be read in conjunction with the Consolidated Financial
Statements (beginning on page 8) and Notes to the Consolidated Financial Statements (beginning on page
12).

BUSINESS

Bar Harbor Bankshares' wholly-owned subsidiary, Bar
Harbor Banking and Trust Company (the Bank), is an independent community bank serving eastern Maine with ten full-service commercial banking offices and an eleventh office dedicated to trust services.

On December 7, 1887, Bar Harbor Bankshares' wholly-owned subsidiary, Bar Harbor Banking and Trust Company
(the Bank) opened for business in the old Mt. Desert
Block of Bar Harbor. The Bank began with capital stock of $50,000, a safe, a copy of the Revised Banking
Statutes, six chairs, a tin bread box for a check case, and a simple business philosophy by serving its customers well, the Bank's needs would be served.
Today, over 100 years later, the Bank has built a reputation for establishing strong and lasting
"relationships" with its individual, business and institutional customers.

Bar Harbor Banking and Trust Company is committed to delivering its services in a personal, professional, and efficient manner. The Bank offers a complete range of accounts and services and competitive lending and deposit interest rates. Additionally, the Bank ensures that customers' accounts are readily accessible through person-to-person service during regular banking hours and through automated services during non-banking hours.

The Bank's Trust Department is one of the largest among independent banks in Maine. The Trust Department offers traditional trust and estate planning services as well as highly sophisticated, professionally managed investment services designed to meet the specific financial objectives of its clients.

One of Bar Harbor Banking and Trust Company's goals, as a community bank, is to enhance the quality of life for the people of eastern Maine. The Bank does this by lending locally, in the towns and villages in its service area, and by maintaining a strong charitable giving and employee volunteer service program that supports local civic and community organizations.

RESULTS OF OPERATIONS

Loans

The Bank's primary source of income is interest generated from loans to its customers. The competition for loans from bank and non-bank institutions entering the eastern Maine marketplace has increased over the past three years. In 1998 the total loan portfolio grew by more than $12 million that represented a 5.6% increase over 1997, returning to the level of growth experienced in 1996 when compared to 1995, when the portfolio grew by $10.2 million. In between, the growth in 1997 of $5.1 million demonstrated a stable year. For years 1998 and 1997, growth was due principally to increases in the residential mortgage portfolio. In 1998, the residential mortgage portfolio grew by approximately $11 million. As a percentage of total loans, consumer loans represent approximately 55% and commercial loans 45%.

The Federal Reserve began its downward drop of interest rates in September of 1998 by decreasing the federal funds rate by 25 basis points. This was followed by additional cuts of 50 basis points, bringing the prime-lending rate of interest to 7.75% by year end. The thirty-year Treasury rate began 1998 at 5.92%, ended the year at 5.09%, with a low for the year in October at 4.71%.

In the bank's loan portfolio, yields dropped from 9.83% to 9.04%, averaging 9.27% for the year. This drop was a result of declining indices for variable rate loans and also the continuous growth of the lower yielding consumer mortgage loan portfolio. The bank has been offering three year fixed rate mortgage loans that convert to a variable rate tied to a national index at the end of the third year. Many of those loans will be repricing in the year 2000 and should raise the yield.
Interest earned on the total loan portfolio increased by $262,000 over 1997. This increase came from increased interest earned due to volume increases totaling $680,000 that was offset by a decrease of $418,000 due to interest rate reductions.

During 1997, the yields on loans dropped 12 basis points from 1996's yields. The increase in interest income on loans in 1997 compared to 1996 was $725,000.
Interest income grew by $980,000 due to increased loan volumes over 1996 and decreased by $255,000 due to interest rate changes. This compares with an increase in loan interest income in 1996 of $1 million when compared to 1995. Of this increase, $1.2 million was due to increased loan volume and $174,000 was a reduction due to interest rate changes.

Loans to the hospitality industry (hotels and restaurants) represent the highest loan concentration by industry at 65% of capital, $30.5 million up from $28.7 million in 1997. Other substantial loan concentrations include fishing, which dropped from $11.0 million in 1997 to $8 million in 1998,and commercial and real estate development decreasing slightly from $13.9 million to $12.7 million. Credit concentrations over $700,000 remained at approximately
$28 million.  Eighty percent of the credits totaling
$700,000 or more are secured by real estate and have loan to value ratios of no more than 70%.

The Bank's underwriting process uses conservative loan to value ratios and state and federal government guarantee programs where appropriate.
In addition to loans to consumers and commercial customers, the Bank originates and sells (or participates in) loans to other lenders and investors.
The sale of loans allows the Bank to make more funds available to its customers in its service area, while the servicing provides income. In 1998, loans serviced totaled $58.5 million compared to $64.7 million in 1997.

For the past three years, the Bank's allowance for possible loan losses has approximated 2% of total loans. This percentage is considerably higher than peer banks as published through the Uniform Bank
Performance Report that report roughly a 1.50% ratio for each of the past three years.

Each quarter, management performs a detailed analysis of its loan portfolio to ensure there are adequate reserves. Reserves are set aside for specific loans, a pool of reserves based on historical charge offs by loan types, and supplementary reserves to reflect current economic conditions, credit concentrations, industry concentrations, and loan policy changes.
Management also evaluates loan impairment quarterly.
The amount allocated in 1998 to the provision for possible loan losses was $336,000, which was substantially lower than previous years because of a single recovery late in 1997. The recovery was in excess of $300,000, which had been charged off in an earlier year. Loans charged off in 1998 totaled
$788,000 while recoveries totaled $164,000. Net charged off loans for 1998 represents 0.3% of total loans.

The 1997 provision for loan losses was $620,000. After gross charge offs of $585,000 and recoveries of $415,000, reserves were increased to $4.7 million, representing 2.2% of total loans or 25 times 1997's net charge offs. Excluding the $300,000 recovery described above, net charge offs would have been 0.2% when compared to total loans. Instead they resulted in net charge offs of less than 0.1%.

In 1998, approximately 57% of the net charge offs resulted from losses in the consumer loan portfolio, including installment loans, credit cards and overdraft protection. Net losses in the commercial and agricultural portfolios totaled $177,000 or 28% of the net charged off loans for 1998. In 1997, the two loan categories showing the highest percentage losses were the consumer installment loan portfolio at $280,200 or 2.5% and consumer credit cards at $78,300 or 3.6%.

All loans 90 days or more past due at month end that are not well secured and in the process of collection are placed on non-accrual status.

Loans over 90 days past due, including loans on a non-accrual basis, declined for a second year in a row from 1.8% to 1.5% as a percentage of total loans. The overall level for delinquent loans is lower than the bank has experienced in many years. Loans on a non-accrual status decreased from $3.2 million at the end of 1997 to $1.7 million, with loans past due over 90 days and still accruing increased from $774,000 in 1997 to $1.7 million in 1998. The decrease in non-accrual loans and the increase in loans past due 90-days and still accruing resulted from a review of well secured loans that were in the process of collection, although they were 90-days delinquent.

Quarterly, all loans over 90 days past due are reviewed for possible charge off. Collection efforts continue whether or not the loan is charged off, but if there is a reasonable doubt about whether the loan is collectible, it is charged off.

When a real estate loan goes to foreclosure and the Bank buys the property, the property is transferred from the loan portfolio to the Other Real Estate Owned
(OREO) portfolio at its fair value. If the loan balance is higher than the fair value of the property, the difference is charged to the allowance for loan losses before the transfer takes place. Along with using conservative valuations of OREO properties, reserves are established to allow for selling expenses that can be reasonably estimated.

At the end of 1998, the OREO portfolio consisted of five properties at a total aggregate book value of $144,131, with a reserve for expenses and carrying costs of $15,700. At the end of 1997, the OREO balance was $76,400 with a reserve of $17,500.
Investments

The investment portfolio adds liquidity, diversification, and earnings to the Bank's financial picture. The investment portfolio has grown to 35% of the Bank's total assets and 37% of the Bank's earning assets. Overall, the investment portfolio has grown by $31 million or 29% when compared to 1997 and has been an integral factor in the asset growth of $49 million.
In comparison, in 1997 the Bank's total assets declined by $2.4 million from 1996.

With investments growing by $31 million and loans growing by $12 million, funding came from various sources. Sources of funding included increased deposits of $14 million, advances from the Federal Home
Loan Bank (FHLB) of $30 million, maturities and called securities of $37 million and principal payments from the Bank's mortgage-backed securities approximating $21 million. Principal payments are generated from consumers nationwide making their monthly mortgage payments and refinancing mortgages.

During 1998, the yield of the entire investment portfolio decreased on average by 16 basis points.
Those securities with taxable interest income earned an average yield of 7.0% and 7.2% for years ended December
31, 1998 and 1997, respectively. During 1997, the yield of the entire portfolio increased by 22 basis points.

Purchases in 1998 totaled $88.8 million, with $70.4 million guaranteed by the U.S. Government. Of the government sponsored securities, $22.9 million represented debentures with call dates between three months and four years. $6.7 million of these callable agencies were purchased as an alternative to selling fed funds, yielding 6.65% and were called before December 31, 1998. All callable debentures were placed in the Bank's available for sale portfolio. Included in the government sponsored securities purchased in 1998 were $47.5 million in mortgage backed securities.
Additionally, the bank purchased $12 million of corporate debentures in 1998, with an average yield of 6.3% and maturities ranging from three to six years.

For year end 1997, although the net investment portfolio decreased by $1.8 million when compared to year end 1996, purchases for the year totaled $33.1 million, 99% of which are guaranteed by the U.S.
Government. Of these, $4 million were purchased with call dates in the 3-6 month range as an alternative to selling federal funds. An additional $10.2 million have call dates during 1998 and another $3.3 million are callable between 1999 and 2002. The average yield on the callable debentures as of year end 1997 was 7.0%. In addition, $15 million of U.S. Government sponsored mortgage-backed pools were purchased in 1997.

In 1998, interest and dividends earned on the Bank's investments increased by $431,000 over 1997, of which $755,000 was attributable to additional securities purchased in 1998 with a reduction in earnings of $324,000 because of declines in interest rates.

In 1997, interest and dividends earned on the Bank's investments grew by $271,000 of which $62,000 was attributable to additional securities purchased in 1997 and additional income of $209,000 due to increasing yields. As the Bank's tax exempt portion of the investment portfolio decreased, it was being replaced by taxable securities, which accounts for a portion of the increase in yields.

As of year end 1998, the Bank does not hold any interest rate swap agreements. At the end of 1997, the Bank held one interest rate swap agreement whereby the Bank was receiving a fixed rate of interest and paying a variable rate of interest on the notional amount of $5 million. This exchange was not a funding transaction, but a stream of interest payments. This agreement matured in May of 1998. The net effect on earnings of the interest rate swap agreement for 1998 and 1997 was a reduction in income of $8,400 and $30,100 respectively. A second interest rate swap matured in May of 1996. The net effect on earnings of the interest rate swap agreements for 1996 was a reduction in income of $21,150. Additionally, the Bank has a 5-year interest rate floor, purchased in 1994, that pays interest on a notional amount of $10 million if the specified index falls below the floor rate. No income has been recognized to date on this contract.
The interest rate risk factor in the swap and floor is considered in the overall interest management strategy of the Bank.

In 1998, the cost of borrowings increased by $516,000 due to increased borrowings of $30 million. The cost of borrowings dropped 7 basis points on average from 1997 to 1998. The Bank's interest rates on core deposits were reduced in the last quarter of the year to reflect national changes in interest rates. While total deposits equaled $14.5 million more on December
31, 1998 than on December 31,1997, on average they grew by $3.8 million. The overall cost of deposits decreased by $254,000. The cost of deposits increased by $131,000 based on increased deposits, but was offset by $385,000 due to the rate changes described above.
The Bank structured a new interest bearing deposit account that resulted in approximately $20 million in outstanding balances by year end.

During 1997, interest rates remained stable throughout the year. The cost of the Bank's interest bearing liabilities increased by $429,000 (3.8%) over 1996 based on average growth in interest bearing liabilities of $5.5 million. At year end 1997, deposits were level with 1996. Total borrowings comprised of securities sold under repurchase agreements plus advances from the FHLB were $8.5 million less than at year end 1996.

Other Operating Income

The Bank's other operating income for 1998 was $687,000 or 13.7% more than 1997. Income derived from Trust services is included in other operating income and was $202,000 or 8% more in 1998 when compared to 1997.
Included in other service charges, commissions and fees are fees generated from the Bank's various electronic card programs, VISA, merchant programs, ATM and check card fees. Collectively, these programs earned
$160,000 more before expenses than in the previous year. Discussion on the expenses incurred with these programs may be found in the Other Operating Expense section below. Security gains of $148,000 represent closure on portions of the Bank's investment in a regional venture capital fund.

The Bank's other operating income for 1997 was comparable with 1996. Trust Department income before expenses increased by $314,000 (14.2%) over 1996. This increase was offset by reductions in service charges on deposit accounts. Due to the conversion of banking software, various service charges were waived for customer relations reasons. While 1997 other operating income was $202,000 below the previous year, 1996 other operating income was increased by a non-recurring receipt of life insurance proceeds of $278,000 following the death of past president and director
Robert H. Avery.

Trust

The Bank's Trust Department's total revenues before expenses grew to $2.7 million, compared to $2.5 million in 1997 and $2.2 million in 1996. Market value for the assets held in the Trust Department as of December 31, 1998 was $385 million compared to $357 million in 1997 and included $21.4 million in new business. Business development was significantly enhanced through the marketing of the Trust Department's Professionally
Managed Investment Account (PMIA) introduced in 1998.

Other Operating Expenses

For 1998, other operating expenses grew by 9% as compared to 1997 with the majority of the increase coming from the general category of other expenses.
Included in other expenses for 1998 were project costs of $246,000, which included consulting fees in connection with the selection process for a new banking software system for the commercial side of the bank, approximately $14,000 in expenses for the Year 2000 initiative and costs incurred for a September 1998
Trust Department software conversion. Operating expenses for handling the Bank's electronic card programs exceeded last year's expenses by $298,000.
Additionally, in 1998 there is a charge for $340,000, representing fraud losses sustained in the Bank's Visa credit card processing operation. The bank was victim to a scheme in which criminals generated Visa account numbers and made fraudulent charges to customer accounts. At the time the fraudulent activity started, late December, the bank was in the final stages of re-issuing all of it Visa cards. The re-issue included advanced card security features, which, along with immediate actions taken by the bank, curtailed most of the fraudulent activity by year end. There was no monetary loss to any bank customer. All appropriate regulatory and law enforcement agencies were notified.
No further losses are anticipated.

In 1997, other operating expenses grew by 8.1% over 1996. Salaries and benefits were higher by $316,000
(5.6%) representing merit increases as well as additional training and staffing necessitated by the banking software conversion that took place in November of 1996. Additionally, 1997 furniture and equipment expense was $243,000 higher than in 1996 due primarily to the increase in depreciation of technology, plant and equipment acquired by the Bank in the past 12-18 months. This includes upgraded individual personal computers, networking servers, and software and hardware enabling the Bank to image checks, other transaction documents, correspondence and legal documents. It also includes the depreciation of the Operations Center in Ellsworth and more powerful voice and data communication equipment, linking the branches to the central server at the Operations Center.
Telephone line charges increased by $86,000 (46%) over 1996, and is reflected under other operating expenses below.

Other operating expenses increased $317,000 (8.5%) over 1996. This increase was comprised of non-capital expenses incurred to complete the installation of technological improvements begun in 1996.

In 1997, the Bank began outsourcing a large portion of its internal audit function resulting in an increase of $58,000 over 1996. The Bank incurred additional technology consulting costs in 1998 to review banking software systems and expects to incur additional technology costs in the future.
Net Earnings

The Bank's net earnings as of December 31, 1998 were $6.6 million and compare to 1997 and 1996 earnings of $6.4 million and $6.7 million respectively.

The efficiency ratio, one of the more frequently quoted performance measures for a bank, compares the relationship between non-interest expense to net interest income plus non-interest income. The lower the percentage, the better the bank is monitoring its expenses. According to the FDIC Quarterly Banking
Profile reporting on all FDIC insured commercial banks in the Northeast, the Bank is below the average by more than 5% with an efficiency ratio of 56.7%.

The Bank's earnings translate into a return on average equity of 15.0%, compared to 16.3% in 1997 and 18.9% in 1996. Earnings per average weighted share in 1998 were $1.92 compared to $1.87 in 1997 and $1.95 in 1996.
Return on average assets in 1998 was 1.8% compared to 1.9% for 1997 and 2.0% for 1996.

LIQUIDITY

A primary function of asset/liability management includes assuring adequate liquidity that reflects the ability of the Bank to meet the cash flow requirements of its customers without significant loss to the Bank.
Liquidity comes from five sources in the balance sheet:
the Bank's investment portfolio, deposits, borrowings, loan repayments, and profits.

Liquidity is needed to fund increased loan demand and to cover the seasonal outflow of deposits during the winter months. The Bank's investment portfolio not only provides liquidity, but also diversification in managed assets. The Bank maintains adequate liquidity without having to sell portions of its investment portfolio by pledging portions of its portfolio as collateral for borrowings.

The December 31, 1998 investment summary indicated a net unrealized gain of $1 million on the Bank's held to maturity portfolio. On December 31, 1997, this portfolio showed a net unrealized gain of $897,000. On
December 31, 1998, the Bank's available for sale portfolio showed an unrealized gain of $76,000. This portfolio had an unrealized gain of $36,000 as of December 31, 1997. At year end 1998, the Bank's large mortgage-backed security portfolio had a net unrealized gain of $781,000. This compares to an unrealized gain on the mortgage-backed securities portfolio in 1997 of $587,000. The mortgage-backed securities portfolio has an average life of 5.5 years, a modified duration of
3.85 years and is yielding an average of 6.5%, which is more favorable than comparable securities with similar average lives in the current market.

Deposits represent the Bank's primary source of funds.
For three years, total deposits have remained steady, although there have been shifts within the specific categories. Strong competition from both financial and non-financial institutions and the strength of the national economy and stock markets are providing alternatives to traditional bank deposits. The introduction of the new Investor's Choice account has allowed the Bank to compete with more of the non-traditional markets for funds. Bar Harbor Banking and Trust Company does not purchase brokered deposits.

Investment maturities and principal payments on mortgage-backed securities have served as sources of liquidity along with cash on hand and loan repayments.
Over the past five years, the Bank has expanded its sources to include advances available through the Federal Home Loan Bank of Boston, as well as repurchase agreements secured through several wholesale firms and a seasonal borrowing line with the Federal Reserve Bank of Boston. Through the above options, additional funds available to the Bank at December 31, 1998 totaled $71 million; however, the Bank does not intend to borrow funds to its maximum availability. These funds have been used, in accordance with asset/liability management objectives of the Bank, to purchase investment securities and to fund deposit outflow.

The Bank's primary approach to measuring liquidity is utilizing a Basic Surplus/Deficit model. It is used to calculate liquidity over a 30-day and a 90-day time horizon, by examining the relationship between marketable assets after deducting pledged assets, and short-term liabilities that are vulnerable to non-replacement within a 30-day period. The 90-day analysis extends to include a projection of subsequent cash flow funding needs over an additional 60-day horizon. The Bank's minimum policy level of liquidity under this model is 5% of total assets for both time horizons. As of December 31, 1998, the 30-day and 90-day ratios are 20.5% and 16.4%, respectively. At
December 31, 1997, the ratios were 17.2% and 17.7%, respectively. Management believes the Bank has adequate liquidity available to respond both to expected and unexpected liquidity needs based on the Basic
Surplus/Deficit model.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates. The Bank's market risk is composed primarily of interest rate risk. The Bank's
Asset/Liability Committee (ALCO) is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. All guidelines and policies established by ALCO have been approved by the Board of Directors.

Asset/liability management has the role of maintaining a balance between interest-sensitive earning assets and interest-bearing liabilities. Effective management of interest rate risk can protect the Bank against adverse changes in interest rates and can enhance the Bank's interest margins and earnings through periods of changing interest rates. In times of rising interest rates, Bar Harbor Banking and Trust Company will maximize earnings if more loans and/or investments are subject to rate changes than interest bearing liabilities. As interest rates rise, the Bank monitors its rate sensitivity seeking to ensure that both assets and liabilities respond to changes in interest rates to minimize the effect of those changes on net interest income.

As of December 31, 1998, Bar Harbor Banking and Trust
Company was very evenly matched with $170 million in assets and $184 million in liabilities that could be repriced within one year. This limits the exposure of interest rate risk to the bank on these funds. The repricing structure for 1997 was similar, with $166 million in asset and $174 million in liabilities that could be repriced within one year.

Management continues to watch economic trends with respect to interest rates. The Bank is well balanced with assets and liabilities repricing concurrently.
Based on simulations, if interest rates were to rise by 200 basis points and if the Bank were to maintain the balance sheet as it stands today, the Bank would reduce its net interest income by $200,000 during the next twelve months and experience no change in interest during the second year. If rates were to drop by 200 basis points, the Bank would experience an increase in its net interest income of $182,000 in the first twelve months and drop $181,000 during the second year.

Loan repayments and maturing investments are set forth in the Statements of Cash Flows. Profits, the final source of liquidity, also are detailed on the preceding pages.

CAPITAL RESOURCES

Regulatory standards for bank capital adequacy require that capital be at least 8% of risk-adjusted assets.
Bar Harbor Banking and Trust Company's total risk-based capital ratio of 21.5% far exceeds the guidelines.
This means that the Bank is not restricted from paying dividends.
Stockholders' equity increased by $4.4 million as of December 31, 1998 and $4.6 million in 1997.

On December 8, 1998, the Board of Directors of the
Company declared a 100% stock dividend effected as a stock split to owners of record as of December 28, 1998, payable on January 25, 1999. Per share data information has been adjusted to reflect the 100% stock dividend. Dividends of $2.3 million declared on the Company's common stock represented a 35% dividend payout ratio. Bar Harbor Bankshares' stock was priced at $23.75 at year end 1998 and closed at $27.50 on December 31, 1997.
A strong capital position, which is vital to the continued profitability of the Bank, also promotes customer confidence and provides a solid foundation for future growth. Continued growth in stockholders' equity has been achieved through reinvested earnings.

There are no known trends, events or uncertainties nor any recommendations by any regulatory authority that are reasonably likely to have a material effect on the Company's liquidity, capital resource or operating results.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

During 1998, the Company adopted Statements of
Accounting Standards (SFAS) 130, 131 and 132. The adoption of SFAS 130, Reporting of Comprehensive
Income, required that certain items be reported under a new category of income "Other Comprehensive Income".
Unrealized gains and losses on securities available for sale is the only item included in Other Comprehensive
Income. SFAS 131 and 132 relate to disclosures about segments and employee benefits, respectively. The
Company, through the branch network of the Subsidiary, provides a broad range of financial services to individuals and companies in eastern Maine. Operations are managed and financial performance is evaluated on a corporate wide basis. Accordingly, all of the company's banking operations are considered to be aggregated in one reportable operating segment. The financial statements for 1998 and prior periods where applicable, include the required additional disclosures for SFAS No. 130 and 132. In addition, the Financial
Accounting Standards Board issued SFAS No. 133,
Accounting for Derivative Instruments and Hedging
Activities and SFAS No. 134, "Accounting for Mortgage-
Backed Securities Retained after the Securitization of
Mortgage Loans Held for Sale by a Mortgage Banking
Enterprise", which are effective for fiscal years beginning after June 15, 1999 and the first fiscal quarter beginning July 1, 1999 respectively.
Management has not determined the impact of SFAS No.
133 or SFAS No. 134 on the financial statements.

YEAR 2000 RISK ASSESSMENT AND ACTION PLAN

It is anticipated that many computer applications will not operate as intended past the year 1999 without modifications. This is due to the practice of using only two digits instead of four digits to identify a year in the date field, for example: "98" instead of "1998". On January 1, 2000, it is possible that some systems with time sensitive software programs will recognize the year as "00" and incorrectly interpret it as "1900".

A Year 2000 committee consisting of the president of the Bank, senior management and key department employees was created to manage Year 2000 compliance issues. The committee developed a global plan to address the Company's exposure to potential problems arising from the Year 2000. The plan follows the Federal Financial Institution Examination Council
(FFIEC) guidelines. The Board of Directors approved the Bank's Year 2000 global assessment and action plan early in 1998 and reviews the committee's progress on a routine basis. Progress of the committee's work is also reviewed by the Bank's internal auditor and the federal regulators. The Federal Deposit Insurance Company
(FDIC) has completed its Phase II audit of the Bank's
Year 2000 project. This audit focused on continued progress in systems renovations, testing and development of contingency plans.

Individual project plans for mission critical systems
were written.  The Bank's core banking software systems
that run the deposit, loan, general ledger and item
processing applications are among those identified as
mission critical for the Bank.  The banking software
that runs the deposit, loan, general ledger and other
applications was proxy tested and deemed compliant in
November of 1998.  The Bank converted to that version
of the software on February 6, 1999. The Bank did not
incur any material costs to install this release.   The
Bank's item processing software is scheduled to be
tested before June 30, 1999.  The Bank's local and wide
area network includes Year 2000 versions for both
hardware and operating software.  Technology is
critical to the Bank's operation and as the Bank has
remained current in its technology enhancements, it has
afforded compliance for this portion of the overall
project with little output of capital.  Since all
software used by the Bank is provided by third party
vendors, these vendors are being monitored for their
compliance.

The Bank has also thoroughly reviewed its facilities, including security and entry systems, telecommunication lines, heating, air and fire suppression. The Bank is monitoring the electric power industry's efforts for compliance. As part of the Bank's contingency planning, generators are being sized for each of its ten branch locations.

The Bank is assessing its liquidity needs and approach for funding sources. The two major counterparties for sources of funds include the Federal Reserve Bank and the Federal Home Loan Bank. Both parties have publicly announced commitment and support for its member banks, including making funds available quickly in the event of an unexpected liquidity shortfall. The Federal
Reserve has increased its fiscal year 1999 print order from the U.S. Treasury's Bureau of Engraving and Printing, which will provide an adequate level of inventory in Federal Reserve Bank vaults to meet currency demand. Progress of these two governmental agencies will be monitored for their preparation and readiness.

The assessment of customers' preparedness and the resulting impact on the institution began in the summer of 1998 and follow up continues by the bank's lenders on some of the larger credit customers. The Bank has a concentration in the hospitality industry in its loan portfolio; however, many of those credits are seasonal businesses and will not open until late spring in 2000.
The Bank redesigned its loan application to incorporate a question regarding the preparedness of the borrower for the millennium. Over 5,200 business customers received a brochure entitled "Is your business prepared for Year 2000". The Bank participated in a Bank
Business Customer Seminar that was developed by the Maine Bankers Association. Two sessions of this program were attended by area businesses in October and November of 1998.

Customer awareness continues with brochures sent with statements for both deposit and loan customers, lobby displays at each of the Bank's ten branch locations, the initiation of the Bank's web site including a Y2K section, and the introduction of joint public relations initiatives with local peer banks.

Employee awareness continues with information published routinely in the Bank's monthly newsletter and specific
Year 2000 awareness training for all employees.

The costs incurred so far by the Bank and the Company as of December 31, 1998 totaled approximately $14,000 and have been used primarily for supplies and customer awareness information. Since the Bank has stayed very current in its technology, it does not anticipate any major expenditure directly related to the Year 2000 issues. The budget for this project is approximately
$100,000 and includes approximately $30,000 in customer awareness materials and $60,000 in upgrades of ancillary software and testing of systems by staff.

As the Bank continues to test and monitor ongoing systems for Year 2000 readiness, it is also developing a contingency plan in case of unanticipated failures in any of the Bank's systems. Although the Bank does not expect any critical problems, the plan will identify steps to handle any unforeseen issues. The plan has identified seven core business processes that would be critical for continued service to its customers. The intent is to describe how the Bank will continue to provide routine customer service if systems do not perform as expected. Business impact analyses for each of these processes have addressed the risk of inability to offer service. The stakeholders of these seven processes are currently developing business resumption plans.


IMPACT OF INFLATION AND CHANGING PRICES
The Consolidated Financial Statements and related notes, presented on subsequent pages of this report, have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and virtually all of the liabilities of Bar Harbor
Banking and Trust Company are monetary in nature. As a result, interest rates have a more significant impact on Bar Harbor Banking and Trust Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

MARKET FOR COMMON STOCK

High and low bids for each quarter of 1998 and 1997 are listed below (per quotes from The Bangor Daily News through September 23, 1997), the date of listing on the American Stock Exchange. Per share data information has been adjusted to reflect the 100% stock dividend described above.

     1st Quarter    2nd Quarter   3rd Quarter   4th Quarter
1998 29.0 to        29.50 to      25.25 to      25.00 to
     25.125         24.875        19.25         17.00
1997 19.375 to      21.375 to     24.188 to     31.00 to
     17.50          18.188        19.875        24.563

As of January 1, 1999, there were 1,072 registered holders of record of Bar Harbor Bankshares common stock.

Dividends paid by the Company in 1998 and 1997:

     1st        2nd        3rd        4th
     Quarter    Quarter    Quarter    Quarter
1998 $0.16      $0.17      $0.17      $0.17
1997 $0.14      E0.15      $0.15      $0.16

INDEPENDENT AUDITORS' REPORT

(On Berry Dunn letterhead)

BDM&P LOGO
BERRY, DUNN, McNEIL & PARKER
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS
_______________________________________________________
_____
100 Middle Street / P.O. Box 1100, Portland, Maine
04104-1100 / (207 775-2387 / FAX (207) 774-2375


The Board of Directors
Bar Harbor Bankshares


We have audited the accompanying consolidated statements of financial condition of Bar Harbor
Bankshares and Subsidiary as of December 31, 1998 and
1997, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended
December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bar Harbor
Bankshares and Subsidiary as of December 31, 1998 and
1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

(signature: Berry, Dunn, McNeil & Parker)

Portland, Maine
February 18, 1999



Offices in: Bangor, Maine, Portland, Maine, Lebanon,
New Hampshire, Manchester, New Hampshire
_
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

               BAR HARBOR BANKSHARES AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF FINANCIAL
CONDITION
               DECEMBER 31, 1998 AND 1997
(in thousands, except number of shares)

                                                  1998       1997
ASSETS
Cash and Due from banks                        $11,511     $7,537
Securities available for sale                   17,844     14,608
Securities held to maturity (market value
$114,177 in 1998; $86,248 in 1997)             113,162     85,351
Other securities                                 6,133      6,012
Loans held for sale                              1,018        365
Loans, net of allowance for possible loan
losses of $4,455 in 1998 and $4,743 in 1997    224,980    212,396
Premises and equipment                           7,951      7,658
Other assets                                     9,449      8,799
Total Assets                                  $392,047   $342,726

Liabilities and stockholders' equity
Liabilities
Deposits
Demand Deposits                                $42,323    $36,837
NOW accounts                                    43,319     39,536
Savings deposits                                67,620     53,378
Time deposits                                  113,187    122,152
Total Deposits                                 266,448    251,903
Securities sold under repurchase agreement       8,092      4,474
Advances from Federal Home Loan Bank            66,120     39,160
Other liabilities                                4,526      4,727
Total liabilities                              345,187    300,264
Commitments and contingent liabilities (Note
17)
Stockholders' Equity
Capital stock, par value $2; authorized
10,000,000 shares; issued 3,643,614 in 1998      7,287      7,284
and 3,641,166 in 1997
Surplus                                          4,002      3,932
Retained earnings                               36,862     32,562
Net unrealized appreciation on securities
available for sale, net of tax                      50         24
Less:  Cost of 200,000 shares of Treasury      (1,340)    (1,340)
stock
Total stockholders' equity                      46,861     42,462
Total liabilities and stockholders' equity    $392,047   $342,726

The accompanying notes are an integral part of these consolidated financial statements.
          CONSOLIDATED STATEMENTS OF EARNINGS
     YEARS ENDED DECEMBEER 31, 1998, 1997 AND 1996
 (in thousands, except number of shares and per share
                         data)


                                      1998      1997     1996
Interest and dividend income:
Interest and fees on loans            $21,290   $21,028  $20,303
Interest and dividends on:
Taxable securities                       7,074     6,415    6,099
Non-taxable securities                     424       651      767
Equity Securities                          423       424      353
Total interest and dividends            29,211    28,518   27,522
Interest expense:
Deposits                                 8,539     8,793    8,888
Borrowings                               3,434     2,917    2,393
Total interest expense                  11,973    11,710   11,281
Net interest income                     17,238    16,808   16,241
Provision for loan losses                  336       620      720
Net interest income after provision
for loan losses                         16,902    16,188   15,521

Other operating income:
Trust department income                  2,727     2,525    2,211
Service charges on deposit accounts        722       690      797
Other service charges, commissions       1,867     1,634    1,624
and fees
Other operating income                     225       149      351
Net securities gains                       148         3       17
                                         5,688     5,001    5,000

Other operating expense:
Salaries and employee benefits           6,031     6,005    5,689
Occupancy expense                          650       608      596
Furniture and equipment expense          1,214     1,155      911
Other operating expense                  4,970     4,033    3,717
                                        12,865    11,801   10,913

Earnings before Income Taxes             9,725     9,388    9,608
Income Taxes                             3,118     2,966    2,899
Net Earnings                            $6,607    $6,422   $6,709

Per common share data
Net Earnings                             $1.92     $1.87    $1.95
Weighted average number of common
shares outstanding                     3,443,3   3,440,1  3,436,2
                                            87        04       32

         Bar Harbor Bankshares and Subsidiary
         CONSOLIDATED STATEMENTS OF CASH FLOWS
     Years ended December 31, 1998, 1997 and 1996
                    (in thousands)

                                     1998      1997      1996
Cash flows from operating
activities:
Net earnings                            $6,607   $6,422    $6,709
Adjustments to reconcile net
earnings to net cash provided by
operating activities:
Depreciation                               938      888       786
Deferred income taxes                      248    (191)      (73)
Provision for loan losses                  336      620       720
Provision for losses on other real
estate owned                                 0        0         7
New loans originated for sale         (17,684)  *5,465)   (8,266)
Proceeds from sale of mortgages held    17,068    5,450     8,250
for sale
Gain on sale of mortgages originated     (218)     (40)     (169)
for sale
Net securities gains                     (148)      (3)      (17)
Net amortization of bond premium           249      137       269
Loss on sale of premises and                 1        5        31
equipment
Net change in other assets               (691)    (234)     (514)
Net change in other liabilities          (200)    1,300        23
Net cash provided by operating           6,525    8,901     7,807
activities
Cash flows from investing
activities:
Net decrease in federal funds sold           9    2,000     1,800
Purchases of securities held to       (72,428)  (31,402  (18,320)
maturity                                              )
Proceeds from maturity and principal
paydowns of securities held to          28,024   18,881    12,793
maturity
Proceeds from call of securities
held to maturity                        16,346    9,750     4,750
Purchases of securities available     (16,245)  (1,253)   (6,113)
for sale
Proceeds from maturity and principal
paydowns of available for sale             302      160       183
Proceeds from call of securities
available for sale                      12,750    6,060       500
OTHER SECURITIES
Net decrease (increase) in other            22    (388)        55
securities
Net loans made to customers           (13,485)  (5,349)  (11,121)
Capital expenditures                   (1,231)  (1,069)   (2,493)
Proceeds from sale of other real           505      199       331
estate owned
Proceeds from sale of fixed assets           0       16       397
Net cash used in investing            (45,440)  (2,395)  (17,238)
activities

Cash flows from financing
activities:
Net change in savings, NOW and
demand deposits                         23,510      218     5,178
Net change in time deposits            (8,965)       10   (4,974)
Net change in securities sold under
repurchase agreements                    3,618  (3,772)     2,455
Advances from Federal Home Loan Bank   50,0000   48,500    53,000
Repayment of advances from Federal
Home Loan Bank                        (30,500)  (35,000  (28,900)
                                                      )
Net change in short term other           7,460  (8,248)  (12,892)
borrowed funds
Proceeds from sale of capital stock         72       90       130
Payments of dividends                  (2,307)  (2,065)   *2,028)
Net cash provided (used) by
financing activities                    42,889  (10,267    11,969
                                                      )

Net increase (decrease) in cash and
cash equivalents                         3,996  (3,761)     2,538
Cash and cash equivalents at
beginning of year                        7,537   11,298     8,760
Cash and cash equivalents at end of    $11,533   $7,537   $11,298
year

Supplemental disclosures of cash
flow information:
Cash paid during the year for:
Interest                               $11,992  $11,683   $11,322
Income taxes, net of refunds            $3,180   $2,596    $3,347
Non-cash transactions
Transfer from loans to real estate
owned (other                              $564       $0      $215


         BAR HARBOR BANKSHARES AND SUBSIDIARY
  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
                        EQUITY
     YEARS ENDED DECEMBER 31, 1998, 1997 and 1996
 (in thousands, except number of shares and per share
                         data)

                                                      NET
                                                  UNREALIZED
                                                  APPRECIATIO                TOTAL
                      CAPITAL          RETAINED        N       TREASURY  STOCKHOLDERS
                       STOCK   SURPLU  EARNINGS   (DEPRECIATI    STOCK         '
                                  S                 ON) ON                  EQUITY
                                                  SECURITIES
                                                   AVAILABLE
                                                      FOR
Balance, December 31,  $7,270   $3,726   $23,524          $63   ($1,340)       $33,180
1995
Net Earnings, 1996                         6,709                                 6,709
Net unrealized
depreciation on
securities available
for sale, net of tax
benefit of $86                                          (167)                    (167)
Total comprehensive
income                                     6,709        (167)                    6,542
Cash dividends
declared ($0.59 per
share)                                   (2,028)                               (2,028)
Sale of stock               9      120                                             130

Balance December 31,    7,279    3,847    28,205        (104)   ($1,340)        37,991
1996
Net Earnings, 1997                         6,422                                 6,422
Net unrealized
appreciation on
securities available
for sale, net of tax
of $66                                                    128                      128
Total comprehensive
income                                     6,422          128                    6,550
Cash dividends
declared ($0.60 per
share)                                   (2,065)                               (2,065)
Sale of stock           4,692       85                                 0            90
Balance December 31,    7,284    3,932    32,562           24   ($1,340)        42,438
1997
Net earnings, 1998                         6,607                                 6,607
Net unrealized
appreciation on
securities available
for sale, net of tax
of $14                                                     26                       26
Total comprehensive
income                                     6,607           26                    6,633
Cash dividends
declared ($0.67 per
share)                                   (2,307)                               (2,307)
Sale of stock               3       70                                              73
Balance December 31,   $7,287   $4,002   $36,862          $50   ($1,340)       $46,861
1998

               NOTES TO CONSOLIDATED STATEMENTS


Bar Harbor Bankshares and Subsidiary
December 31, 1998, 1997, and 1996
(Tables presented in thousands)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
Bar Harbor Bankshares, ("the Company") through its wholly owned subsidiary, Bar Harbor Banking and Trust
Company,("the Bank") provides a full range of banking services to individual and corporate customers throughout eastern Maine. These banking services are available in each of its ten branch locations. The
Bank is subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

Basis of financial statement presentation
The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.
Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.
Substantial portions of the Bank's loans are secured by real estate in eastern Maine. In addition, all of the real estate acquired through foreclosure is located in those same markets. Accordingly, the ultimate ability to collect on a substantial portion of the Bank's loan portfolio and the recovery of the carrying amount on real estate owned are susceptible to changes in market conditions in eastern Maine.

Certain amounts in prior years have been restated to conform with the current year presentation.

Principles of consolidation
The accompanying consolidated financial statements include the accounts of Bar Harbor Bankshares and its wholly owned subsidiary, Bar Harbor Banking and Trust
Company. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Segments
The Company, through the branch network of the Bank, provides a broad range of financial services to individuals and companies in eastern Maine. These services include demand, savings and time deposits;
lending; credit card servicing; ATM processing and trust services. Operations are managed and financial performance is evaluated on a corporate-wide basis.
Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Comprehensive income
Under a new accounting standard, comprehensive income is now reported for all periods. Comprehensive income includes both net income and other comprehensive income. Other comprehensive income includes the change in unrealized gains and losses on securities available for sale and is disclosed in the consolidated statements as of changes in stockholders' equity.

Cash and due from banks
The Bank is required to comply with various laws and regulations of the Federal Reserve Bank, which require that the Bank maintain certain amounts of cash on deposit and is restricted from investing those amounts.
In the normal course of business, the Bank has funds on deposit at other financial institutions in amounts in excess of the $100,000 that is insured by the FDIC. The
Bank has not experienced any losses in such accounts and the Bank believes it is not exposed to any significant risk with respect to these accounts.

Securities available for sale
Securities available for sale consist of certain securities to be held for indefinite periods of time which are reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity, net of tax effect. Gains and losses on the sale of securities available for sale are determined using the specific-identification method and are shown separately in the statement of earnings.
Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Securities to be held to maturity
Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the period to maturity.

It is management's policy to acquire securities for long-term investment purposes, rather than to acquire such securities for purposes of trading. For this reason, the Bank has not classified any of its securities as trading.

Other securities
Other securities include Federal Home Loan Bank stock and other non-marketable securities carried at cost.

Loans held for sale
Loans held for sale are individual residential mortgage loans that qualify for sale in the secondary market to the Federal Home Loan Mortgage Corporation (Freddie
Mac). These loans are closed and immediately sold without recourse to Freddie Mac, with the Bank retaining loan servicing on said loans. The Bank does not pool mortgages for sale. Because loans are sold immediately, the cost is considered to approximate market value.

Loans
Interest on loans is accrued and credited to income based on the principal amount of loans outstanding. The accrual of interest income is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due and the loan is not well secured. Interest income on impaired loans is reported on a cash basis when received.

Loan origination fees and certain direct loan origination costs are deferred and recognized in interest income as an adjustment to the loan yield over the life of the related loans. The Bank amortizes these amounts using a method that approximates the effective yield. The unamortized net deferred fees and costs are included on the balance sheet with the related loan balances.

The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb possible loan losses based on evaluation of their collectibility and prior loss experience. The evaluation takes into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, specific problem loans, and current and anticipated economic conditions that may affect the borrower's ability to pay.

While management uses available information to recognize losses on loans, changing economic conditions and the economic prospects of the borrowers may necessitate future additions to the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Impaired loans, including restructured loans, are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Management takes into consideration impaired loans in addition to the above mentioned factors in determining the appropriate level of allowance for loan losses.

Premises and Equipment
Premises and equipment and related improvements are stated at cost less accumulated depreciation.
Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the related assets. Repairs and maintenance charges are expensed as incurred.

Other real estate owned (OREO)
Real estate acquired in satisfaction of a loan is reported in other assets. Properties acquired by foreclosure or deed in lieu of foreclosure are transferred to OREO and recorded at the lower of cost or fair market value less estimated costs to sell based on appraised value at the date actually or constructively received. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses. OREO is stated at the lower of cost or market. An allowance for losses on OREO is maintained for subsequent valuation adjustments on a specific property basis.


Income taxes
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Financial instruments with off-balance sheet risk
In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit-card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Interest rate exchange agreements (swaps) are accounted for using the accrual method. Net interest income
(expense) resulting from the differential between exchanging floating and fixed-rate interest payments is recorded on a current basis.
Interest rate floors are contracts in which a floor is established at a specified rate and period of time.
The premium paid for the contract is amortized over its life. Any cash payments received are recorded as an adjustment to net interest income.

Statements of cash flows
For purposes of the statements of cash flows, the Bank considers cash on hand and amounts due from banks as cash and cash equivalents.

Basic earnings per share
Basic earnings per share is calculated by dividing net earnings by the number of weighted average shares outstanding for the year. There are no diluted earnings per share as there is no potential common stock.

Fair value disclosures
The Bank in estimating its fair market value disclosures for financial instruments used the following methods and assumptions:

Cash and cash equivalents: The carrying amounts reported in the statement of condition for cash and cash equivalents approximate their fair values.

Securities available for sale, securities held to maturity and other securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, credit card, and other consumer. Each loan category is also segmented into fixed and variable rate interest terms and by performing and non-performing categories.

Fair value of all performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated discount market rates. These rates are based on independent market indices adjusted for administrative costs and credit risk. Estimated maturity is based on the weighted average of the portfolio. Real estate and installment maturities are adjusted for estimates of prepayment rates, with high interest, longer term loans prepaying at a more rapid rate.

Fair value for non-performing loans is determined on an individual basis, taking into account management's plans regarding potential time to resolution and subsequent sale of collateral and the borrower's plan for the continuance of principal and interest payments along with the potential of the borrower to rebuild equity in the loan collateral.

Deposits: The fair value of demand deposits, NOW accounts and savings accounts is the amount payable on demand. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered in the Bank's market for deposits of similar remaining maturities.

Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

The fair values of the Bank's long-term borrowings
(other than deposits) are estimated using discounted cash flow analyses, based on quoted market rates.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Off-balance sheet instruments: The Bank's off-balance sheet instruments include interest rate swaps, floors and loan commitments. Fair values for interest rate swaps and floors are based on quoted market prices.
Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.

Effect of recent accounting pronouncements
During 1998, the Company adopted Statements of
Financial Accounting Standards (SFAS) No. 130, No. 131 and No. 132. The adoption of SFAS No. 130, "Reporting
Comprehensive Income", requires that certain items be reported under a new category of income "Other
Comprehensive Income". Unrealized gains and losses on securities available for sale is the only item included in other comprehensive income.
SFAS No. 131 and No. 132 relate to disclosures about segments and employee benefits, respectively. The financial statements for 1998 and prior periods where applicable, include the required additional disclosures for SFAS No. 130, No. 131 and No. 132.
In addition, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative
Instruments and Hedging Activities" and SFAS No. 134,
"Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise", which are effective for fiscal years beginning after June 15, 1999 and the first fiscal quarter beginning July 1, 1999 respectively. Management has not determined the impact of SFAS No. 133 or SFAS No. 134 on the financial statements.


 2. INVESTMENT SECURITIES

The amortized cost of investment securities and their approximate fair values at December 31, 1998 and 1997 follows:

                                   1998
                                   Gross     Gross     Estimated
                        Amortized  Unrealiz  Unreali   Fair
                        Cost       ed Gains  zed       Value
                                             Losses
Available for Sale:
Obligations of U.S.
Gov't Agencies             $12,249       $84       $1    $12,332
Mortgage Backed
Securities -U.S. Gov't       4,969         0       33      4,936
Agencies
Marketable Equity              550        26        0        576
Securities
Total Securities
Available for sale         $17,768      $110      $34    $17,844
Held to Maturity:
Obligations of U. S.
Gov't Agencies              $5,690       $47       $0     $5,737
Mortgage Backed
Securities-U.S. Gov't       88,101       941      145     88,897
Agencies
Mortgage Backed
Securities - Other           6,668        45       27      6,686
Obligations of states
of the U.S. and
political subdivisions       5,634       159       17      5,776
thereof
Other Bonds                  7,069        49       37      7,081
Total securities held
to maturity               $113,162    $2,241     $226   $114,177

                                   1997
                                   Gross     Gross     Estimated
                        Amortized  Unrealiz  Unreali   Fair
                        Cost       ed Gains  zed       Value
                                             Losses
Available for Sale:
Obligations of U.S.
Gov't Agencies              $8,751       $69      $17     $8,803
Mortgage Backed
Securities -U.S. Gov't       5,271         0       38      5,233
Agencies
Marketable Equity              550        22        0        572
Securities
Total Securities
Available for sale         $14,572       $91      $55    $14,608
Held to Maturity:
Obligations of U. S.
Gov't Agencies             $13,250       $33       $3    $13,280
Mortgage Backed
Securities-U.S. Gov't       57,913       725      105     58,533
Agencies
Mortgage Backed
Securities - Other           5,082        26       21      5,087
Obligations of states
of the U.S. and
political subdivisions       8,105       240        0      8,345
thereof
Other Bonds                  1,001         2        0      1,003
Total securities held
to maturity                $85,351    $1,026     $129    $86,248


SECURITIES AVAILABLE FOR SALE

                                                 Estimated Fair
                                   Amortized     Value
                                   Cost
Due in one year or less                     $500           $500
Due after one year through five            1,000          1,004
years
Due after five years through ten          10,749         10,828
years
Due after ten years                            0              0
Mortgage-backed securities                 4,969          4,936
                                         $17,218        $17,268

SECURITIES HELD TO MATURITY

                                                     Estimated
                                      Amortized      Fair Value
                                      Cost
Due in one year or less                      $1,902        $1,922
Due in one year through five years           11,211        11,373
Due after five years through ten              4,745         4,764
years
Due after ten years                             535           535
Mortgage-backed securities                   94,769        95,583
                                           $113,162      $114,177


There were no sales of securities available for sale or held to maturity in 1998, 1997 or 1996.
U.S. Government securities having a carrying value of approximately $25.1 million at December 31, 1998, and $19.3 million at December 31, 1997 are pledged to secure certain deposits and for other purposes as required by law. Market values for these securities at December 31, 1998 and 1997 were $25.4 million and $19.4 million, respectively.

3.  LOANS

The following table shows the composition of the Bank's loan portfolio as of December 31, 1998 and 1997:

                                             1998      1997
Commercial loans:
Real estate - variable rate                    $57,619    $50,471
Real estate - fixed rate                         4,073      9,801
Other - variable rate                           24,292     24,430
Other                                           14,825     14,872
                                               100,809     99,574
Tax exempt:
Variable rate                                      463        610
Fixed rate                                       1,586      1,190
                                                 2,049      1,800
Consumer:
Real estate - variable rate                     60,265     56,333
Real estate - fixed rate                        37,770     32,350
Home equity                                     13,244     11,545
Installment                                     10,726     11,177
Other                                            5,419      5,128
                                               127,424    116,533

Real estate under foreclosure                       49         56
Deferred origination fees, net                   (896)      (824)
Allowance for loan losses                      (4,455)    (4,743)
                                              $224,980   $212,396


At December 31, 1998 and 1997, loans on non-accrual status totaled $1.7 million and $3.2 million, respectively. Interest income not recognized on non-accruing loans was $107,000, $363,000 and $314,000, in
1998, 1997 and 1996, respectively. In addition to loans on non-accrual status at December 31, 1998 and 1997, the Bank had loans past due greater than 90 days totaling $1.7 million and $774,000, respectively. The
Bank continues to accrue interest on these loans because it believes collection of the interest due is reasonably assured. The Bank makes single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. The Bank's lending activities are conducted in eastern Maine. Because of the Bank's proximity to Acadia National Park, a large part of the economic activity in the area is generated from the hospitality business associated with tourism. At December 31, 1998, approximately $30.5 million of loans were made to companies in the hospitality industry. Loans for commercial and real estate development totaled $12.7 million. The loan portfolio at December 31, 1998 and 1997 consisted of 68% and 70%, respectively, of variable rate loans. From the standpoint of large loans to single borrowers, loans of $700,000 or more to one borrower decreased as a percentage of stockholders' equity to 65% in 1998 from 66% in 1997. Of these larger loans, 70% are secured by real estate.

4.  ALLOWANCE FOR LOAN LOSSES
Changes in the allowance for loan losses for each of the three years ended December 31 were as follows:

                            1998   1997    1996
Balance, beginning of year  $4,743  $4,293  $4,048
Provision for loan losses      336     620     720
Loans charged off              788     585     711
Less recoveries on loans
previously charged off         164     415     236
Net loans charged off          624     170     475

Balance, end of year        $4,455  $4,743  $4,293

Information regarding impaired loans is as follows for each of the three years ended December 31:

                                        1998     1997    1996
Average investment in impaired loans      $1,576  $2,045   $1,882
Interest income recognized on impaired
loans including interest income
recognized on cash basis                      35     165      108
Balance of impaired loans                  1,073   2,670    2,196
Portion of impaired loan balance for
which an allowance for credit losses is    1,073   2,670    2,196
allocated
Portion of allowance for loan losses
allocated to the impaired loan balance       $42    $104     $128


5.  LOANS TO RELATED PARTIES

In the ordinary course of business, the Bank has granted loans to certain officers and directors and the companies with which they are associated. All such loans and commitments to lend were made under terms that are consistent with the Bank's normal lending policies.
Loans to related parties at December 31, 1998 and 1997 which in aggregate exceed $60,000 were as follows:

                                1998        1997
Beginning balance                   $3,952    $3,807
New Loans                            5,393     1,693
Less:  repayments                    2,102     1,548
Ending balance                      $7,243    $3,952


6.  MORTGAGE SERVICING

Mortgage servicing rights of $264,000 are capitalized and recorded at their estimated fair value of $221,000 at December 31, 1998. Mortgage servicing rights of $131,000 had an estimated fair value of $113,000 at December 31, 1997. Mortgage servicing rights are amortized over the estimated weighted average life of the loans. Amortization of mortgage servicing rights was $48,300 and $36,600 in 1998 and 1997, respectively.
The Bank services residential mortgage loans sold under non-recourse agreements totaling $58.5 million and $64.7 million in 1998 and 1997, respectively. Projected changes in mortgage servicing values are based on an analysis of market implied prepayment rates and reflect the expected change in value based on current market conditions.


7.  PREMISES AND EQUIPMENT

The detail of premises and equipment is as follows:

                                   1998     1997
Land                                $  561   $  561
Buildings and improvements           7,378    6,737
Furniture and equipment              3,841    3,509
                                    11,780   10,807
Less:  accumulated depreciation      3,829    3,149
                                    $7,951   $7,658


8.  OTHER REAL ESTATE OWNED

The following table summarizes the composition of other real estate owned, which is included in other assets:

                                  December 31
                                  1998      1997
Real estate properties and other
assets acquired in settlement of      $114     $ 76
loans
Less allowance for losses               16       17
                                       $98      $59

Changes in the allowance for other real estate owned for each of the three years ended December 31 were as follows:

                                   1998 1997   1996
Balance, beginning January          $17   $23   $26
Provision charged to income           0     0     7
Losses charged to provision           1     6    10

Balance, ending December 31         $16   $17   $23

9.  DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was $13.6 million and $13.8 million in 1998 and 1997, respectively.

A certificate of deposit of $1 million is collateralized by a Federal National Mortgage
Association debenture of equal amount. Overdrafts in the amount of $294,000 have been classified as loans at December 31, 1998.

At December 31, 1998, the scheduled maturities of time deposits are as follows:

1999                                  $88,761
2000                                   10,294
2001                                    4,301
2002                                      561
2003 and thereafter                       838
Individual Retirement Accounts
(IRAs), without scheduled maturities    8,432
                                      $113,18
                                            7

10.  REPURCHASE AGREEMENTS

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date.

Information concerning securities sold under agreements to repurchase for 1998 and 1997 is summarized as follows:

                               1998     1997
Average daily balance during     $6,686   $5,244
the year
Average interest rate during      4.74%    4.61%
the year
Maximum month-end balance
during the year                 $10,192   $8,025
Securities underlying the
agreements at year end were
under the Bank's control and
were as follows:
Carrying value                  $23,036  $16,560
Estimated fair value            $23,359  $16,724


11.  ADVANCES FROM THE FEDERAL HOME LOAN BANK (FHLB)
A summary of advances from the FHLB is as follows:

Total
Principa Range of Interest Rates            Maturi
l        December 31, 1998                  ty
 $28,250 4.95% to 6.05%                     1999
   5,870 5.48% to 6.10%                     2001
   3,000 5.71%                              2002
   9,000 5.37% to 5.84%                     2003
   5,000 5.49%                              2005
  15,000 4.99% to 5.68%                     2008
 $66,120
         December 31, 1997
 $25,500 5.26% to 7.05%                     1998
   5,000 5.75% to 6.05%                     1999
   5,660 5.48% to 6.10%                     2001
   3,000 5.71%                              2002
 $39,160

All FHLB advances are fixed rate instruments. The Bank has one amortizing advance, payable in monthly installments of $76,000, maturing in February, 2001. The remaining advances are payable at their call dates or final maturity.
The Bank has $26 million in callable advances with maturity dates ranging from 2003 to 2008.
In addition to the above outstanding advances, other
FHLB funds
available to the Bank at December 31, 1998, totaled approximately
$70.6 million. Pursuant to collateral agreements with the FHLB, advances are collateralized by all stock in the FHLB.
Qualifying
first mortgage loans, U. S. Government debentures and
U. S.
Government mortgage-backed securities totaling $91.2 million are available as collateral for FHLB advances.

12.  INCOME TAXES

The current and deferred components of income tax expense are as follows:

                    1998        1997      1996
Current
Federal                 $2,771     $3,062     $2,877
State                       99         95         95
                         2,870      3,157      2,972
Deferred                   248      (191)       (73)
                        $3,118     $2,966     $2,899

The actual tax expense differs from the expected tax expense computed by applying the applicable U.S. Federal corporate income tax rate to earnings before income taxes as follows:

                            1998     1997    1996
Computed tax expense          $3,307 $3,192  $3,267
Increase (reduction) in
income taxes resulting
from:
Officer's life insurance        (38)   (36)    (88)
Tax exempt interest            (177)  (240)   (290)
State taxes, net of federal
benefit                           65     63      62
Other                           (39)   (13)    (52)
                              $3,118 $2,966  $2,899


The tax effect of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

                        1998              1997
                        Asset   Liabili   Asset   Liabili
                                ty                ty
Allowance for possible
losses on loans and
other real estate owned  $1,277           $1,356
Capital loss carry           39               79
forward
Deferred loan
origination fees                     $30
Deferred compensation       399              349
Core deposit intangible      60               73
asset
Non-accrual interest         29               80
Postretirement benefit
obligation                  656              665
Unrealized appreciation
(depreciation) on
securities available                  26              $12
for sale
Depreciation                         280              242
Other                        25       76      25       40
                         $2,485     $412  $2,796     $294


As of December 31, 1998 and 1997, the net deferred income tax asset amounted to $2.1 million and $2.5 million, respectively, and is included in other assets on the balance sheet. No valuation allowance for deferred taxes was required at December 31, 1998 or 1997.






13.  STOCKHOLDERS' EQUITY
On December 28, 1998, the Board of Directors declared a two-for-one stock dividend effected as a stock split to all stockholders of record as of that date, which was payable on January 25, 1999. All share and per share data included in this annual report have been restated to reflect the stock dividend.
Bar Harbor Bankshares' subsidiary, Bar Harbor Banking and Trust Company, has the ability to pay dividends to the parent subject to the minimum regulatory capital requirements. At December 31, 1998,the amount available for dividends was approximately $29 million.
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios
(set forth in the table below) of total and Tier I capital to risk-weighted assets and average assets. Management believes, as of December 31, 1998, that the Bank exceeds all capital adequacy requirements to which it is subject. As of December 31, 1998, the most recent notification from the federal regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.
The Bank's actual capital amounts and ratios are also presented in the following table.


                                                         To be well
                                        For capital      capitalized
                                        adequacy         under prompt
                                        purposes         corrective
                                                         action
                                                         provisions
                         Actual         Actual           Actual
As of December 31, 1998  Amount  Ratio  Amount   Ratio   Amount  Ratio
Total Capital
    (To Risk-Weighted    $50,075 19.0%   $21,055  8.0%   $26,319  10.0%
Assets)
Tier I Capital
   (To Risk-Weighted     $46,785 17.8%   $10,528  4.0%   $15,791   6.0%
Assets)
Tier I Capital
   (To Average Assets)   $46,785 12.9%   $14,546  4.0%   $18,183   5.0%

As of December 31, 1997
Total Capital
    (To Risk-Weighted    $45,117 21.5%   $16,764  8.0%   $20,955  10.0%
Assets)
Tier I Capital
    (To Risk-Weighted    $42,498 20.3%    $8,382  4.0%   $12,573   6.0%
Assets)
Tier I Capital
    (To Average Assets)  $42,498 12.3%   $13,782  4.0%   $17,228   5.0%

Consolidated capital ratios of the Company would approximate those of the Bank. At December 31, 1998 and 1997, the Company and its subsidiary, Bar Harbor
Banking and Trust Company, were in compliance with all applicable regulatory requirements and had capital ratios in excess of federal regulatory risk-based and leverage requirements.


14.  EMPLOYEE BENEFIT PLANS

The Company has two non-qualified supplemental retirement plans for certain officers. The agreements provide supplemental retirement benefits payable in installments over a period of years upon retirement or death. The Company recognizes the costs associated with the agreements over the service lives of the participating officers. For 1998, 1997 and 1996, the expense of these supplemental plans was $138,600, $127,600 and $118,000 respectively.
401(k) PLAN
The Bank has a contributory 401(k) plan available to full-time employees. Employees may contribute between 1% and 15% of their compensation, to which the Bank will match 25% of the first 6% contributed. For the years ended December 31, 1998, 1997 and 1996, the Bank contributed $51,300, $49,500 and $52,000, respectively.
The Bank has a non-contributory plan. In 1998, 1997 and 1996, the Board of Directors voted to credit each eligible participant's 401(k) account with 3% of salary. The total contribution made was $127,400, $122,800 and $128,000 for the years ended December 31, 1998, 1997 and 1996, respectively. In 1997 and 1996, the Bank provided a restricted stock purchase plan through which each employee could purchase shares of Bar Harbor Bankshares stock at the current fair market price as of a date determined by the Board of Directors. These shares could be purchased through direct purchase or through the employees' 401(k) accounts.

In September of 1997, the Company was listed on the American Stock Exchange, making Bar Harbor Bankshares stock readily available for transactions. Therefore, the restricted stock purchase plan was terminated effective December 31, 1997. At December 31, 1997, employees exercised their right and purchased common stock totaling $73,000, with the actual purchase transpiring in January of 1998.


15.  POSTRETIREMENT BENEFITS

The Company sponsors a postretirement benefit plan, which provides medical and life insurance coverage to all eligible employees. The cost of providing these benefits is accrued during the active service period of the employee. Net periodic postretirement benefit cost includes the following components:

                                1998   1997  1996
Service costs of benefits          $15   $15   $18
earned
Interest cost on accumulated
postretirement benefit             108   101   101
obligation
Amortization                      (45)  (47)  (51)
Net periodic postretirement
benefit cost                       $78   $69   $68

It is the Company's policy to fund the cost of postretirement health care and life insurance plans as claims and premiums are paid.

Change in benefit obligation:      1998     1997
Benefit obligation at beginning of $1,899   $1,887
year
Service costs of benefits earned     15       15
Interest cost on accumulated
postretirement benefit obligation      108     101
Amortization                          (45)    (47)
Benefits paid                         (56)    (57)
Benefit obligation at end of year   $1,921  $1,899
Accrued benefit cost included in
other liabilities                   $1,921  $1,899

The accumulated postretirement benefit obligation
(APBO) was determined
using 7% for net periodic benefit cost and 8% weighted average discount for accumulated postretirement benefit obligations and no assumed compensation increase. The health care cost trend rates were assumed to be 12% in 1998, gradually declining to 6% after 12 years and remaining at that level thereafter. An increase in the health care trend of 1% would increase the APBO by approximately $93,000 and the net periodic cost by $7,000. A decrease in the health care trend of 1% would decrease the APBO by approximately $94,000 and the net periodic cost by $7,000.


16.  OTHER OPERATING EXPENSE

Other operating expense includes the following item greater than 1% of revenues:

                         1998     1997     1996
Merchant credit card     $867     $624     $535
expense

17.  FINANCIAL INSTRUMENTS

The Bank is party to financial instrument with off-balance sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates.
These financial
instruments include commitments to originate loans and standby letter of credit, and an interest rate floor.
In 1997, the Bank was also party to an interest rate swap agreement. Involved in these instruments, to varying degrees, are elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of the involvement the Bank has in particular classes of financial instruments. Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.
The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for its balance sheet instruments. For interest rate floor and swap transactions, the contract or notional amounts do not represent exposure to credit loss. The Bank controlled the credit risk of its interest rate swap agreement through credit approvals, limits, and monitoring procedures. The structure the Bank had entered into was a fixed versus floating interest rate swap. The
Bank received interest payments at a fixed rate and made payments at a variable rate. The notional or contract amount for financial instruments with off-balance sheet risk are:


                                      1998      1997
Commitments to originate loans         $ 6,394    $2,729
Unused lines and standby letters of     49,712    39,269
credit
Unadvanced portions of construction      5,849     5,887
loans
Interest rate swap                           0     5,000
Interest rate floor                    $10,000   $10,000


The estimated fair values of the Bank's financial instruments were as follows:

                            December 31, 1998  December 31, 1997
                            Carryin  Fair      Carryin  Fair
                            g        Value     g        Value
Financial assets:
Cash and cash equivalents    $11,511   $11,511  $7,537    $7,537
Securities available for      17,844    17,844  14,608    14,608
sale
Securities held to           113,162   114,177  85,351    86,248
maturity
Other securities               6,133     6,133   6,012     6,012
Loans held for sale            1,018     1,018     365       365
Loans receivable             224,980   231,537 212,396   223,094
Interest receivable            2,758     2,758   2,478     2,478
Financial liabilities:
Deposits                     266,448   266,901 251,903   252,018
Securities sold under
repurchase
Agreements                     8,092     8,092   4,474     4,474
Borrowings                    66,120    65,534  39,160    39,018

                    Notiona  Contract    Maturity    Fair
                    l        date        Date        Value
                    Princip
                    al
December 31, 1998
Interest rate       $10,000     June 3,     June 3,     $3
floor                              1994        1999
December 31, 1997
Interest rate swap  $ 5,000      May 4,      May 4,  ($13)
                                   1993        1998
Interest rate       $10,000     June 3,     June 3,     $3
floor                              1994        1999


18.  QUARTERLY SUMMARIZED FINANCIAL DATA (UNAUDITED)

                                   1998
Quarter                    1       2       3       4      Year
Interest and dividend       $6,928 $7,194  $7,429  $7,660  $29,21
income                                                          1
Interest expense             2,832  2,983   3,045   3,113  11,973
Net interest income          4,096  4,211   4,384   4,547  17,238
Provision for loan losses       84     84      84      84     336
Other non-interest income    1,182  1,270   1,685   1,551   5,688
Other non-interest           2,798  3,113   3,536   3,418  12,865
expense
Income before income         2,396  2,284   2,449   2,596   9,725
taxes
Income taxes                   772    729     826     791   3,118
Net earnings                $1,624 $1,555  $1,623  $1,805  $6,607
Earnings per share, in       $0.47  $0.45   $0.47   $0.53   $1.92
dollars

                                   1997
Quarter                    1       2       3       4      Year
Interest and dividend      $6,907  $7,062  $7,372  $7,177 $28,51
income                                                    8
Interest expense           2,865   2,987   2,952   2,906  $11,71
                                                          0
Net interest income        4,042   4,075   4,420   4,271  16,808
Provision for loan losses  180     180     180     80     $620
Other non-interest income  971     1,112   1,562   1,356  $5,001
Other non-interest         2,514   2,929   3,322   3,036  $11,80
expense                                                   1
Income before income       2,319   2,078   2,480   2,511  9,388
taxes
Income taxes               744     663     789     770    $2,966
Net earnings               $1,575  $1,415  $1,691  $1,741 $6,422
Earnings per share, in     $0.46   $0.41   $0.49   $0.51  $1.87
dollars



19.  PARENT ONLY CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of Bar Harbor
Bankshares as of December 31, 1998 and 1997, and for each of the three years in the period ended December
31, 1998, are presented below:
                    BALANCE SHEETS

                           December 31
                           1998      1997
Cash                           $355     $281
Investment in                46,506   42,181
subsidiaries
Total assets                $46,861  $42,462

Stockholders' equity        $46,861  $42,462

                STATEMENTS OF EARNINGS
                Years Ended December 31

                           1998      1997    1996
Dividend income from         $2,308   $1,549   $2,029
subsidiary
Equity in undistributed
earnings of subsidy           4,299    4,873    4,680
Net earnings                 $6,607   $6,422   $6,709


               STATEMENTS OF CASH FLOWS
                Years Ended December 31

                                        1998      1997    1996
Cash flows from operating activities:
Net earnings                              $6,607   $6,422  $6,709
Adjustment to reconcile net earnings to
net cash provided by operating
activities:
Equity in undistributed earnings of      (4,299)  (4,873)  (4,680
subsidiary                                                      )
Net cash provided by operating             2,308    1,549   2,029
activities:

Cash flows from financing activities:
Proceeds from sale of stock                   73       90     130
Dividends paid                           (2,307)  (2,065)  (2,028
                                                                )
Net cash used in financing activities    (2,234)  (1,975)  (1,898
                                                                )
Net increase (decrease) in cash               74    (426)     131
Cash beginning of year                       281      707     576
Cash, end of year                           $355     $281    $707

Milestones: 1887 to 1998

(photo of original Bar Harbor Banking & Trust Co.
building, circa 1896)

A bank is born. Late in the year 1885, George H. Grant and his partner Fred C. Lynam took the first step to convert their Bar Harbor check cashing exchange into a financial institution. They applied for a bank charter, Mt. Desert Island's first, "Seeking to meet the demands of the people." Bar Harbor Banking and Trust Company's purpose has remained thus ever since.

Salaries are established. For the first seven years after its founding, no one was paid at the Bank. Start-up costs left no margin for salaries until 1894, nor were there any employees besides officers. In 1894, however, satisfactory compensation was finally affordable. An annual fee for the president was set at $200. The secretary and treasurer each received $500.

(Photo of original Northeast Harbor branch office circa
1914)

First branch office. In the early 1900s state regulations made formal establishment of branches a cumbersome process requiring a new charter. However, community interest in a facility in Northeast Harbor was strong and in 1914, the Bank's first branch was established there.

(Photo of Bar Harbor office on fire, Feb. 23, 1929 with firemen and bank employees exiting by windows and fire escape)

A fortuitous fire. By 1928, the Bank was bulging at the seams in its original office building in the Mount
Desert Block. Growth in staff and operations prompted the Directors to deliberate the possibility of acquiring additional space. On February 23, 1929, a decision was made for them when a fire threatened to consume the building. By June of that year, Mount
Desert Block had been rebuilt, and the Bank moved into the building next to its original location.

Women in
management. In 1929, the Bank rewarded two decades of devoted service by Louise Leland and Dora Brewer with promotions. Leland was promoted to assistant treasurer, and Brewer to trust officer. Since women played a secondary role in Bar Harbor business, these promotions provoked considerable local controversy, the most tolerant of critics considering them to be "bold steps for the times." History proved them to be wise steps, however. For five decades, these two extraordinary personalities set a standard for service and professionalism for the Bank that remains today.

Toughing it out.  Wall Street's "Black Friday" in
October of 1929 marked the beginning of the Great
Depression. While no one survived the next five grim years unscathed, a tradition of self-sufficiency saved the Bank and its community from the worst effects.
Nevertheless, the times called for drastic measures.
Bank salaries were cut by a flat 10%. Loans were made with the greatest of care. Checks drawn on other banks were credited only when the funds had been collected.
Mortgages were closely scrutinized. Interest was discontinued on demand deposits. The semi-annual dividend was lowered to 5%. Interest on savings accounts was pared to 2.5%, and a service charge was applied to checks. The Bank ultimately pulled itself up by its own bootstraps and then helped the community get back on its feet by not forcing mortgage collections, and working out reasonable finance charges and repayment schedules with its creditors.

(Photo of exterior of The Lubec Trust and Banking
Company circa 1936)

First acquisition.  The Lubec Trust and Banking
Company, chartered in 1907, had fared poorly in the Great Depression largely through undercapitalization.
As the Depression came to an end, the sardine industry in Lubec needed greater resources than the local bank could provide. Bar Harbor Banking and Trust Company stepped in, and on July 1, 1936, the Lubec bank became the Lubec Branch of the Bar Harbor Banking and Trust
Company.

50th Anniversary.
In the years following the Great Depression, Mt. Desert
Island experienced a strong economic recovery from which the Bank also benefited. In 1937, the Bank's
50th anniversary year, resources totaled $6.223 million, up from $4.934 million only the year before.
Rapid financial strides and pride in the achievements of half a century were cause for celebration. An anniversary committee comprised of two of the Bank's founders, Judge Deasy and Fred Lynam, and two members of the Trust Department, Louise Leland and David
Rodick, planned the festivities.

(Photo of bank employee working with adding machine in Bar Harbor branch circa 1940)

Modernization. After the Great Depression, the Bank began a policy of continually upgrading equipment and facilities to increase productivity and remain on the cutting edge of banking in Maine. To this end, in November of 1940, the Bank purchased a Burroughs Adding
Machine and a Dictaphone.

(Illustrated portraits of former Bank presidents Judge
Luere B. Deasy and Fred C. Lynam)

Orphaned.  The deaths of founding fathers, Judge Luere
B. Deasy in 1940, and Fred C. Lynam in 1942, severed the last links to the Bank's origins. Judge Deasy was president from 1893 to 1929 and played an important role in the business and civic life of Bar Harbor including the creation of Acadia National Park. Fred
Lynam was president of the Bank from 1932 to 1942, and remained firmly in the saddle until his demise. His remarkable career spanned 60 years, and his influence is still felt in the community today. Area high school graduates benefit annually from scholarships created by The Fred C. Lynam Trust.

(Photo of fish canning assembly line at the R. J.
Peacock Company, Lubec, circa 1941)

The war years.
Despite a period of financial turmoil and personal sacrifice and uncertainty, the Bank's business continued to grow. Resources nearly doubled between 1939 and 1945 to $12.556 million. Staff was increased by three to a total of 21, and group life and group health insurance benefits were instituted. Still, renewed business activity at the end of the war in 1945 was much welcomed by the Bank.

A disastrous fire.   For six days during October, 1947,
fires raged out of control on Mt. Desert Island devastating 29 square miles and affecting 17,000 acres.
Three people died, hundreds were evacuated, and over 500 Bar Harbor residents were left homeless. 170 year round residences, 67 summer homes, country clubs, three large summer hotels, many of the smaller guest lodgings, and a variety of workplaces were destroyed.
The Jackson Laboratory lost valuable research studies and thousands of strains of mice. Damage estimates ranged up to $11 million. Throughout this difficult chapter in the island's history, Bank president, Sheldon F. Goldthwait, Sr., assumed a leadership role, acting as community spokesman and spearheading the process of rebuilding and economic revitalization.

(Photo of exterior of Bar Harbor branch circa 1945)

Financial
milestones. Between the Bank's 50th and 75th anniversary (1937-1962), total resources tripled and trust accounts more than quadrupled. The Bank grew from a modest, provincial institution to a powerful leader in Maine banking.

(Photo of Dora Brewer)

Record tenure. In 1965, Dora Brewer died. She began her career at the Bank in 1909 as an assistant bookkeeper and later became a trust officer and assistant treasurer. Her 56 years with the Bank is a record that is unlikely ever to be broken.

(Photo of Agnes Salisbury)

Another
institution. In 1953, Agnes Salisbury was hired as a secretary for Albert Cunningham who was later to become president of the Bank. Shortly after being hired, Agnes was "temporarily" delegated to the lobby to greet customers and provide information. She remained there until her retirement in 1989 having endeared herself to generations of permanent residents and summer visitors alike. Today, the Agnes Salisbury Award is given annually to one or more Bank employees for outstanding customer service.

(Photo of Bob Avery)

High tech,
high touch. Robert H. Avery became president in 1971, and for 15 years guided the Bank through the most dramatic growth period in its history. Early on, he recognized the tremendous potential of the computer for both operational efficiency and customer service. In
1984, he successfully married past and future by integrating the Bank's traditional high touch brand of personal service with high tech systems.

Ignominious beginning.   On July 11, 1986, two weeks
after John Reeves had taken over from Bob Avery as president, the Bank's only armed robbery occurred. A middle-aged male entered the Bank's Blue Hill office wearing dark glasses, lipstick, a faded bedspread worn as a poncho, a floppy hat, and white beads.
Brandishing a homemade handgun, this local eccentric made off with $71,000. As embarrassing as the episode was, it ended well enough. Within a week, telltale clues led the FBI to the "perp" ensconced in a palatial suite at the Hyatt-Regency Hotel in Cambridge, Massachusetts. He was apprehended and most of the money was recovered.

Steadfastly independent. In the late 1980s merger mania hit Maine banks. Small highly capitalized community banks became prime acquisition targets for larger in- state and out of state banks. Many of the smaller banks succumbed to the temptation of short term financial gain. The management and directors of Bar
Harbor Banking and Trust steadfastly resisted, choosing instead to preserve ithe Bank's most valuable asset _ a century of long-term relationships with its customers and communities. Today, the Bank remains one of 14 independent community banks in the state.

(Photo of exterior of new Operations Center in Ellsworth, 1996)

High tech, high touch revisited. In 1996, current Bank president Sheldon, F. Goldthwait, Jr. stated: "The key to competing successfully for the foreseeable future is service. And the key to service is technology, properly administered and with the human touch retained." Toward that end, the Bank designed and built a new centrally located operations center in Ellsworth. This new facility gives employees the state-of-the-art tools necessary to provide and deliver outstanding financial service to our customers.

(Photo of Sheldon Goldthwait and president of American
Stock Exchange ringing the opening bell the day Bar
Harbor Bankshares was listed on the exchange.)

Bank goes public.  On September 23, 1997, the Bank's
stock was listed on the American Stock Exchange,
trading under the symbol BHB.  This was an important
move for stockholders as it ensures a more orderly
market and greater liquidity.
_
DIRECTORS, OFFICERS, EMPLOYEES


(Photo of Directors with the following caption)

(Standing from left to right) James C. MacLeod, Bernard K. Cough, John P. McCurdy, Dwight L. Eaton,
Thomas A. Colwell, H. Lee Judd, Ruth S. Foster, Cooper
F. Friend, Robert M. Phillips, Frederick F. Brown
(Seated from left to right) Peter Dodge, Jarvis W.
Newman, Sheldon F. Goldthwait, Jr., Robert L.
Gilfillan, John P. Reeves, Lynda Z. Tyson, Robert C.
Carter.


BAR HARBOR BANKSHARES
AND BAR HARBOR BANKING AND TRUST COMPANY
BOARD OF DIRECTORS

Robert L. Gilfillan
Chairman of the Board
Bar Harbor

Frederick F. Brown
Northeast Harbor

Robert C. Carter
Machias

Thomas A. Colwell
Deer Isle

Bernard K. Cough
Bar Harbor

Peter Dodge
Blue Hill

Dwight L. Eaton
Bar Harbor

Ruth S. Foster
Ellsworth

Cooper F. Friend
Ellsworth

Sheldon F. Goldthwait, Jr.
Bar Harbor

H. Lee Judd
Southwest Harbor

James C. MacLeod
Bar Harbor

John P. McCurdy
Lubec

Jarvis W. Newman
Southwest Harbor

Robert M. Phillips
Sullivan

John P. Reeves
Bar Harbor

Lynda Z. Tyson
Salisbury Cove


BAR HARBOR BANKSHARES

Chairman of the Board
Robert L. Gilfillan

President
Sheldon F. Goldthwait, Jr.

Executive Vice President
Lewis H. Payne

Vice President
Dwight L. Eaton

Treasurer
Virginia M. Vendrell

Clerk
Marsha C. Sawyer


BAR HARBOR BANKING AND TRUST COMPANY
 MANAGEMENT

President and Chief Executive Officer
     Sheldon F. Goldthwait, Jr.*

Executive Vice President
     Lewis H. Payne*

Senior Vice Presidents
     Dwight L. Eaton*
     Trust

     Marlene S. Haskell*
     Marketing and
     Branch Administration

     Virginia M. Vendrell*
     Chief Financial Officer and
     Treasurer

Vice Presidents
     Paul G. Ahern
     Trust Investments

     Edwin A. Bonenfant
     Trust Investments

     Richard A. Burgess
     Commercial Loans

     Gregory W. Dalton
     Commercial Loans

     Richard S. Douglas
     Trust

     Anne C. Gibson
     Trust

     Margaret K. Hill
     Risk and Facilities Management

     E. Ray Huntley
     Commercial Loans

     Andrea G. Leonard
     Consumer Loans

     H. Stanley MacDonald
     Commercial Loans

     Sarah C. Robinson
     Trust

     Marsha C. Sawyer*
     Human Resources

     Gerald Shencavitz*
     Operations

     Geddes W. Simpson, Jr.
     Trust

     Michael E. Smith
     Commercial Loans

     Stephen H. Sprague
     Consumer Loans

Assistant Vice Presidents

     Michelle R. Bannister
     Ellsworth Branch

     Patricia J. Curtis
     Blue Hill Branch

     Thomas E. Estes, Sr.
     Consumer Loans

     John F. Gibbons, Jr.
     Southwest Harbor Branch

     Linda B. Stratton
     Deer Isle Branch

Trust Officer
     Faye A. Geel

Trust Operations Officer
     Charlene H. Tibbetts

Banking Officers
     Jane A. Chute
     Machias Branch

     Jenene J. Schneider
     Milbridge Branch

Assistant Treasurer
     Tuesdi J. Woodworth

Credit Administration Officer
     Lottie B. Stevens

Assistant Trust Officer
     Melanie J. Bowden

* Executive Officers

(Photo of Senior Management with the following caption)

(Standing from left to right) Sheldon F. Goldthwait, Jr., Gerald Shencavitz, Marsha C. Sawyer, Lewis H.
Payne (Seated from left to right) Marlene S. Haskell,
Dwight L. Eaton, Virginia M. Vendrell.



BRANCH MANAGEMENT


Blue Hill
     Patricia J. Curtis
     Assistant Vice President

     Sharon A. Grindle
     Assistant Manager

Deer Isle
     Linda B. Stratton
     Assistant Vice President

Ellsworth
     E. Ray Huntley
     Regional Vice President

     Michelle R. Bannister
     Assistant Vice President

Lubec
     Jane A. Chute
     Manager (Interim)

Machias
     Richard A. Burgess
     Vice President

     Jane A. Chute
     Banking Officer

     Lori A. Peakall-Cote
     Assistant Manager

Milbridge
     Jenene J. Schneider
     Banking Officer

     Paula S. Colwell
     Assistant Manager

Northeast Harbor
     Charlene M. Bucklin
     Manager

Southwest Harbor
     John F. Gibbons, Jr.
     Assistant Vice President

     Dianne L. Watson
     Assistant Manager

Winter Harbor
     Judith L. Newenham
     Manager

_
EMPLOYEES

Gale L. Abbott
Shannon L. Ackley
Paul G. Ahern
Deena M. Allen
Julie A. Archer
Beverly A. Arsenault
June G. Atherton
Rebecca J. Atwater
Cheryl L. Bagley
Debra L. Baker
Stephanie A. Baker
Michelle R. Bannister
Karen R. Bean
Marcia T. Bender
Lorraine M. Benn
Terry D. Bickford
Edwin A. Bonenfant
Melanie J. Bowden
Laura A. Bridges
Steven R. Broschat
Charlene M. Bucklin
Richard A. Burgess
Jennifer L. Butler
Lisa L. Carlson
Elena M. Chapman
Patricia M. Chapman
Stephanie L. Chesley
Jane A. Chute
Robyne J. Clark
Brenda B. Colwell
Paula S. Colwell
Arthur G. Corliss, Jr.
Gale S. Coughlin
Barbara A. Crosthwaite
Sylvia B. Cunningham
Patricia J. Curtis
Gregory W. Dalton
Laura H. Danielson
Rachael M. Davis
Donna L. Day
Ann DeLill
Richard S. Douglas
Marilyn H. Dow
Dawn L. Dyer
Dwight L. Eaton
Julie M. Eaton
Pamela J. Eaton
Thomas E. Estes, Sr.
Pamela J. Farnsworth
Ernest F. Fernald
Andrea P. Foster
Judith W. Fuller
Faye A. Geel
Mischelle E. Gehan
Tracy M. Gellerson
John F. Gibbons, Jr.
Anne C. Gibson
Sheldon F. Goldthwait, Jr.
John B. Gooch
Keith N. Goodrich
McKenzie S. Grant
Marjorie E. Gray
Sharon A. Grindle
Annette J. Guertin
Carla A. Hall
Kelton I. Hallett
Marie E. Hardie
Christine L. Harding
Marlene S. Haskell
Nancy B. Hastings
Barbara F. Hepburn
Gail C. Higgins
Margaret K. Hill
Brenda M. Hitchcock
Margrethe Y. Hooper
Lara K. Horner
E. Ray Huntley
Jane L. Iverson
Valorie D. Jandreau
Robert F. Jordan
Maureen E. Kane
Kerry M. Kempton
Paula M. Lamoureux
Kenneth N. Larrabee
Robert J. Lavoie
Wendy S. Leach
Andrea G. Leonard
Dean G. Leppi
Marlene A. Lloyd
Kerry L. Lord
Lynn L. Lyons
Nadine S. Lyons
H. Stanley MacDonald
Diane MacFeat
Jennifer D. Madore
M. Joseph Marshall
Gloria  J. Merrill
Judith F. Messer
Paula M. Michaud
Mary Jane Miltner
Sherry  A. Mitchell
Debra S. Mitchell-Dow
Tanya E. Moon
Kelvin L. Mote
Willie M. McCauley
Dawn B. Nason
Cathy P. Nevel
Judith L. Newenham
Mary E. Newman
Alexandra Orcutt
Jane M. Parker
Lisa L. Parsons
Lewis H. Payne
Lori A. Peakall-Cote
Carol  J. Pelletier
Bettina  L. Perkins
Leah R. Perry
Bonita E. Poitras
Bonnie A. Poland
David B. Preble
Michele A. Prior
Julie A. Redman
Taffy  F. Richardson
Wanda S. Ring
Nancy W. Robbins
Sarah C. Robinson
Amanda L. Salsbury
Debra A. Sanner
Marsha C. Sawyer
Rhonda L. Sawyer
Frank J. Schaefer
Jessica W. Schaefer
Jenene J. Schneider
Catherine P. Scovill
Clark F. Scoville
Gerald Shencavitz
Bridgette M. Shorey
Geddes W. Simpson, Jr.
Selina M. Sites
Marcia L. Slater
Michael E. Smith
Michelle M. Smith
Andrea L. Snow
Stephen H. Sprague
Ellen F. Stanley
Letitia S. Stanley
Lottie B. Stevens
Linda B. Stratton
Karen M. Tainter
Amanda L. Temple
Charlene H. Tibbetts
Terry E. Tracy
Sonja L. Vance
Allyson M. Wallace
Nancy J. Warner
Dianne L. Watson
Cheri R. Wentworth
Doris E. Williams
Tammy L. Williams
Tuesdi J. Woodworth
Carolyn A. Wright
Edward P. Wynn, Sr.
Jennifer L. Young
J. Christopher Young
Katy A. Young
Lisa M. Young
Mary A. Youngblood
Renee C. Zanke
Julie B. Zimmerman
Loretta M. Ziobro

_
(Inside back cover)

ANNUAL MEETING
Bar Harbor Bankshares

Tuesday, October 5, 1999, 11:00 A.M.

The Bank will provide, without charge, upon written request, a copy of Bar Harbor Bankshares' Annual Report to the Securities and Exchange Commission, Form
10-K.  The Bank will also provide, upon request, Annual
Disclosure Statements for the Bar Harbor Banking and
Trust Company as of December 31, 1998.

Please contact:
Marsha C. Sawyer, Clerk
Bar Harbor Bankshares
PO Box 400
Bar Harbor, Maine  04609-0400


_
(Back Cover)

(photograph of BHB&T, 82 Main Street, circa 1900.
Caption:  The Bar Harbor Banking and Trust Company at
82 Main Street in 1900.)

Bar Harbor Bankshares
P.O. Box 400
Bar Harbor, Maine
04609-0400


www.bhbt.com
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